UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-7657

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AMERICAN EXPRESS COMPANY

World Financial Center

200 Vesey Street

New York, New York 10285

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

*

Other supplemental schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable or not required.

Report of Independent Registered Public Accounting Firm

To the Participants and Employee Benefits Administration Committee of

American Express Retirement Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of American Express Retirement Savings Plan (the “Plan”) at December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Minneapolis, Minnesota
June 28, 2013

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

as of December 31, 2012 and 2011

(Thousands)	2012	2011
Assets
Investments, at fair value:
Money market funds	$44,078	$36,040
Common stocks	1,615,256	1,410,079
Fixed income securities	603	344
Common/collective trusts	541,944	418,121
Mutual funds	920,739	744,481
Stable Value Fund	652,700	665,003

Total investments, at fair value	3,775,320	3,274,068

Due from brokers	5,853	1,830
Cash (non-interest bearing)	5,796	145
Receivables:
Notes receivable from participants	101,139	102,610
Investment income accrued	198	1,434
Employer contributions:
Profit sharing	43,996	58,694
Other than profit sharing	28,140	26,944
Employee contributions	—	3,857

Total Assets	3,960,442	3,469,582

Liabilities
Accrued expenses	1,251	2,446
Due to brokers	26,276	40,392

Total Liabilities	27,527	42,838

Net assets reflecting investments at fair value	3,932,915	3,426,744

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(16,214)	(21,906)

Net assets available for benefits	$3,916,701	$3,404,838

See accompanying notes to the financial statements.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

for the Year Ended December 31, 2012

(Thousands)	2012
Contributions
Employer
Profit sharing	$44,007
Other than profit sharing	126,203
Employee	148,344
Rollovers	10,284

Total contributions	328,838

Investment income
Net appreciation in fair value of investments	410,326
Interest and dividends	73,351
Other income	1,112

Total investment income	484,789

Interest on notes receivable from participants	3,499

Total additions to net assets	817,126

Withdrawal payments	(305,263)

Net increase in net assets available for benefits	511,863

Net assets available for benefits at beginning of year	3,404,838

Net assets available for benefits at end of year	$3,916,701

See accompanying notes to the financial statements.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

1.	Description of the Plan

General

The American Express Retirement Savings Plan (the “Plan”), which became effective June 11, 1973, is a defined contribution pension plan. Under the terms of the Plan, regular full-time and certain part-time employees of American Express Company and its participating subsidiaries (the “Company”) can make elective contributions to the Plan beginning as soon as practicable after their date of hire and are eligible to receive Company contributions, if any, upon completion of six months of service.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following is not a comprehensive description of the Plan, and therefore does not include all situations and limitations covered by the Plan. The Plan Document should be referred to for more complete information. In the event of a conflict between the following description and the Plan Document, the Plan Document shall control.

Administration

Wells Fargo Bank, N.A. is the Trustee and Recordkeeper for the Plan. The Plan is administered by the Company’s Employee Benefits Administration Committee (“EBAC”) and the Company’s Retirement Savings Plan Investment Committee (“RSPIC”). The Plan Document requires that the American Express Company Stock Fund be offered as an investment option. RSPIC has the power to select the other investment options available under the Plan and the manner in which certain investments of the Plan are invested. Subject to Plan limits, RSPIC has the power to appoint investment managers to make investment decisions. The members of EBAC are appointed by the Chief Executive Officer as authorized by the Compensation and Benefits Committee of the Board of Directors of the Company. Under the terms of the Plan Document, the members of RSPIC are appointed by the Vice President, Global Benefits.

Compensation

The participant compensation (commonly referred to as “Total Pay”) that is used in the calculation of Plan contributions generally includes an employee’s base pay plus overtime, shift differentials, and most commissions and incentives. For participants above certain salary grades, as defined by the Plan, Total Pay does not include any incentive pay which, in the aggregate, is in excess of one times their base salary when calculating Company contributions.

For purposes of the Plan, compensation is limited to a participant’s regular cash remuneration up to a maximum of $250,000 and $245,000 in 2012 and 2011, respectively, before tax deductions and certain other withholdings.

Contributions

The Plan currently provides for the following contributions:

Elective Contributions

Each pay period, participants may make Before-Tax Contributions and/or Roth Contributions, and/or After-Tax Contributions up to 10% of eligible compensation, or a combination, not to exceed 80% of their Total Pay, to the Plan through payroll deductions. Roth Contributions were introduced to the Plan as a special type of after-tax contribution that is subject to most of the same rules as pre-tax contributions. The Internal Revenue Code of 1986, as amended (the “Code”) imposes a limitation that is adjusted annually for cost of living increases on participants’ pre-tax and Roth contributions to plans which are qualified under Code Section 401(k) and other specified tax favored plans. For 2012 and 2011, this limit was $17,000 and $16,500, respectively, for participants under age 50 and $22,500 and $22,000, respectively, for participants age 50 or older. The Plan complied with nondiscrimination requirements under the Code during 2012 and 2011 by utilizing the safe harbor design for deferrals and matching contributions in accordance with Sections 401(k)(12) and 401(m)(11) of the Code.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

Company Matching Contributions

The Company matches 100% of a participant’s Before-Tax Contributions and/or Roth Contributions up to 5% of Total Pay after a participant’s completion of six months of service.

Profit Sharing Contributions

Upon a participant’s completion of six months of service, additional Company contributions up to 5% of a participant’s Total Pay may be made annually at the Company’s discretion which can be based, in part, on the Company’s performance. Participants must be employed on the last working day of the Plan year (or be disabled under the terms of the Plan) to be eligible for any Profit Sharing Contributions made for that plan year. Profit Sharing Contributions to eligible participants are made regardless of whether the eligible participant contributes to the Plan. Profit Sharing Contributions for employees other than eligible Global Business Travel participants comprised 2.25% and 3.25% of participant Total Pay in 2012 and 2011, respectively. Eligible Global Business Travel participants received Profit Sharing Contributions equal to 1.00% of their Total Pay in 2012 and 2.00% of their Total Pay in 2011.

Qualified Non-elective Contributions

The Company may make Qualified Non-elective Contributions (“QNEC”). A QNEC is a discretionary, fully vested contribution. The Company may designate all or part of a Company profit sharing contribution as a QNEC. Alternatively, the Company may, in its sole discretion, make an additional contribution designated as a QNEC. Any QNECs are fully vested when made and distributable only under circumstances that permit distributions of pre-tax contributions or Roth contributions (excluding hardship withdrawals). QNECs may be allocated as a uniform percentage of eligible compensation for designated employees and may be restricted to only such employees employed on the last day of the plan year. Alternatively, the Company may direct that QNECs be allocated among specifically designated non-highly compensated employees in varying percentages of compensation as permitted by law.

Conversion Contributions

For eligible employees on the Company’s United States payroll or on unpaid leave of absence on July 1, 2007 and who generally commenced service prior to April 1, 2007, the Company makes Conversion Contributions equal to a percentage of compensation. The amount of the participant’s Conversion Contributions is based on his/her projected attained age plus completed years of service with the Company as of December 31, 2008 and varies depending on the division of employment. Conversion Contributions range from 0-8% of Total Pay.

Disability Contributions

Certain qualifying participants who become disabled, as defined in the Plan, are eligible to receive contributions similar to Company Conversion, Profit Sharing and/or Matching Contributions.

Transfer of Account Balances

A participant’s account balance may be transferred among the Plan’s investment options upon receipt of instructions from the participant. Account balances may be allocated among the Plan’s investment options on a daily basis.

Participant Rollovers

A rollover contribution is a transfer to the Plan of a qualified distribution in accordance with the provisions of the Plan. Rollovers are accepted into the Plan, but are not subject to Company contributions. The Plan also allows in-Plan Roth conversion rollovers.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

Vesting

Participants are immediately vested in their elective Before-Tax, Roth and After-Tax Contributions and rollovers, if any, as well as the investment earnings on the foregoing. Other contributions become vested as set forth below:

Company Matching Contributions

Company Matching Contributions and investment earnings thereon are immediately 100% vested.

Profit Sharing Contributions

Currently, Profit Sharing Contributions and investment earnings thereon are 100% vested after three years of service or, if still employed by the Company or an affiliate at or after attainment of age 65, disability or death.

Qualified Non-elective Contributions

QNECs are immediately 100% vested.

Conversion Contributions

Conversion Contributions and investment earnings thereon are 100% vested after three years of service, or if still employed by the Company or an affiliate at or after attainment of age 65, disability or death.

Disability Contributions

Disability Contributions are always 100% vested as soon as they are deposited into the Plan.

Forfeitures

2012 Profit Sharing Contributions made to the Plan in March 2013 were reduced by $1.7 million from forfeited account balances. Forfeitures of terminated participants’ non-vested accounts are used to pay Plan expenses or to reduce future Company contributions. Forfeited non-vested balances were $1.2 million as of both December 31, 2012 and 2011.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and plan assets will be distributed in accordance with the Plan Document.

Notes Receivable from Participants

Notes Receivable from Participants (loans) are carried at their unpaid principal balance plus any accrued but unpaid interest. Participants are allowed to apply for a loan from the Plan for a minimum amount of $500 up to the lesser of $50,000 or 50% of their vested balance, subject to certain restrictions set forth in the Plan and the Code. General purpose loans are limited to terms of 59 months. Loans to purchase a principal residence have a maximum term of 359 months. Loan repayment amounts, including principal and interest, are deducted each pay period and allocated to participants’ investment accounts in accordance with the election in effect for new contributions at the time of repayment.

Loans are collateralized by the participant’s remaining vested account balance and the interest rate is fixed based on the prime rate for the month prior to the month in which the loan request is processed. In the event of a loan default, EBAC may direct the Trustee to treat the outstanding loan balance as an early withdrawal of funds from the Plan, thereby subjecting the participant to income tax plus any penalties imposed by the Code based on the loan balance. Loans outstanding to participants at December 31, 2012 carried interest rates varying from 3.25% to 9.50% and will mature at various dates through October 2042. Effective September 1, 2012, there was a change in the interest rate determination from prime rate to prime rate plus one percent.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

Tax Deferrals

As long as the Plan remains qualified and the related Trust (the “Trust”) remains tax exempt, amounts invested in the Plan through pre-tax participant and Company contributions and rollovers, as well as the investment earnings on such amounts, are not subject to federal income tax until distributed to the participant. After-tax contributions are taxed when contributed, with earnings taxed upon distribution. Roth contributions are taxed when contributed, and earnings on Roth contributions qualify for tax-free distribution if a participant (i) reaches age 59-1/2, dies or becomes disabled (as defined by federal law) and (ii) has a Roth contribution account with the Plan (or another plan from which a direct rollover of Roth contributions is received) for at least five taxable years. If those conditions are not met, earnings on Roth contributions are taxed when distributed.

Distributions and Withdrawals

Upon disability, death or retirement at or after attainment of the Plan’s normal retirement age (65), participants or their beneficiaries are eligible to receive a distribution of the full value of their accounts. If employment ends for other reasons, participants are eligible to receive a distribution of their vested account balance. If employment ends, participants (or their beneficiaries) may elect to receive their vested balance as a lump sum cash amount, American Express Company common shares, if applicable, shares of any investment available through the Self-Directed Brokerage Account (“SDA”), or a combination of cash and shares. If the account balance is greater than $1,000, a participant may elect to defer distribution until the April of the year following the year in which the participant attains age 70-1/2. If the account balance is $1,000 or less, a distribution will be made in a lump sum following the end of employment. Participants may request a withdrawal of all or a portion of their vested account balance subject to limitations under the terms of the Plan and certain tax penalties imposed by the Code. Distributions and withdrawals are recorded when paid. Distributions may be rolled over to a qualified Individual Retirement Account (“IRA”) or other qualified employer retirement plan, if that plan allows rollovers.

Expenses

The Company, in its discretion, may pay certain administrative expenses, with any expenses not paid by the Company being charged to the Plan. Expenses related to investment funds, such as investment management fees, brokerage commissions, stock transfer, or other taxes and charges incurred in the purchase or sale of investments, are generally paid out of the applicable investment funds. Fees, commissions, and other charges and administrative expenses that are attributable to the investment funds as a whole are generally paid from the Trust. These expenses are included within net appreciation (depreciation) in fair value of investments on the Statement of Changes in Net Assets Available for Benefits. These expenses were $14.5 million for the year ended December 31, 2012. Additional expenses are associated with the SDA and participants electing to invest through the SDA are charged directly for these fees through their SDA. The Trust does not pay any fees or expenses associated with the SDA.

2.	Summary of Significant Accounting Policies

Use of Estimates

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Accounting estimates are an integral part of the financial statements. These estimates are based, in part, on management’s assumptions concerning future events. Among the more significant assumptions are those that relate to fair value measurements. These accounting estimates reflect the best judgment of management, but actual results could differ.

Investment Valuation and Income Recognition

Investments are reported at fair value. Investments traded on securities exchanges, including common stocks, preferred stocks and corporate debt instruments, are valued at the year-end closing market prices or, in the absence of a closing price, the last reported trade price at that date or the latest available date. U.S. Government

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

and agency securities, municipal bonds and foreign bonds are valued at closing bid quotations at the financial statement date or the latest available date. When quoted prices of identical investment securities in active markets are not available, the fair values for the Plan’s fixed income securities are obtained primarily from pricing services engaged by the Plan’s Trustee, and the Plan receives one price for each security.

Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis. As required by the Plan, all dividend and interest income is reinvested into the same investment funds in which the dividends and interest income arose with the exception of the American Express Company Stock Fund (the “Fund”) which is an Employee Stock Ownership Plan (“ESOP”). The ESOP holds shares of American Express Company stock on behalf of participants. Dividends are automatically reinvested in the Fund, unless participants elect that the dividends paid with respect to their interest in the Fund be distributed in cash in the form of withdrawal payments.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Recent Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) recent accounting standards applicable to the Plan are as follows:

The rollforward of Level 3 activity on a gross basis is a clarification of existing disclosure requirements related to the level of disaggregation to be used for assets and liabilities as well as disclosures on the inputs and valuation techniques used to measure fair value. The standard is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosure requirements related to the Level 3 rollforward, which are effective for interim and annual periods beginning after December 15, 2010. The Plan adopted the standard October 1, 2010, except for the additional disclosures related to the Level 3 rollforward, which the Plan adopted October 1, 2011. The adoption did not impact the Plan’s Statements of Net Assets Available for Benefits and Statements of Changes in Net Assets Available for Benefits.

In January 2010, the FASB updated the accounting standards related to disclosures on fair value measurements. The standard expands the current disclosure requirements to include additional detail about significant transfers between Levels 1 and 2 within the fair value hierarchy.

In May 2011, the FASB updated the accounting standards related to fair value measurement and disclosure requirements. The standard requires entities, for assets and liabilities measured at fair value in the Statement of Net Assets Available for Benefits which are Level 3 fair value measurements, to disclose quantitative information about unobservable inputs and assumptions used in the measurements, a description of the valuation processes in place, and a qualitative discussion about the sensitivity of the measurements to changes in unobservable inputs and interrelationships between those inputs if a change in those inputs would result in a significantly different fair value measurement. The standard is effective for annual periods beginning on or after December 15, 2011. The adoption did not have a material effect on the Plan’s Statements of Net Assets Available for Benefits and Statements of Changes in Net Assets Available for Benefits.

Classification of Various Items

Certain reclassifications of prior period amounts have been made to conform to the current presentation. These other reclassifications did not have an impact on the Plan’s financial position or change in net assets available for benefits.

Subsequent Events

The Plan has evaluated subsequent events for potential recognition and disclosure through the date the financial statements were issued.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

3.	Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, based on the Plan’s principal or, in the absence of a principal, most advantageous market for the specific asset or liability.

GAAP provides for a three-level hierarchy of inputs to valuation techniques used to measure fair value, defined as follows:

•	Level 1 – Inputs that are quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan can access.

•

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability, including:

–	Quoted prices for similar assets or liabilities in active markets;
–	Quoted prices for identical or similar assets or liabilities in markets that are not active;
–	Inputs other than quoted prices that are observable for the asset or liability; and
–	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•

Level 3 – Inputs that are unobservable and reflect the Plan’s own assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances (e.g., internally derived assumptions surrounding the timing and amount of expected cash flows).

The Plan monitors the market conditions and evaluates the fair value hierarchy levels at least annually. For any transfers in and out of the levels of the fair value hierarchy, the Plan elects to disclose the fair value measurement at the beginning of the reporting period during which the transfer occurred.

Financial Assets Carried at Fair Value

The following table summarizes the Plan’s financial assets measured at fair value on a recurring basis, categorized by GAAP’s valuation hierarchy (as described above), as of December 31, 2012:

Description (Thousands)	Total	Level 1	Level 2	Level 3
Money market funds	$44,078	$44,078	$—	$—
Common stocks	1,615,256	1,615,256	—	—
Fixed income securities	603	—	603	—
Common/collective trusts
Bond funds	155,595	—	155,595	—
Domestic equity funds	386,349	—	386,349	—
Mutual funds
Fixed income funds	312,022	312,022	—	—
Domestic equity funds	136,803	136,803	—	—
International equity funds	471,914	471,914	—	—
Stable Value Fund
Fixed income funds	404,432	—	404,432	—
Common/collective trusts
Fixed income funds	248,098	—	248,098	—
Wrap agreements	170	—	—	170

Total	$3,775,320	$2,580,073	$1,195,077	$170

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

The following table summarizes the Plan’s financial assets measured at fair value on a recurring basis, categorized by GAAP’s valuation hierarchy (as described above), as of December 31, 2011:

Description (Thousands)	Total	Level 1	Level 2	Level 3
Money market funds	$36,040	$36,040	$—	$—
Common stocks	1,410,079	1,410,079	—	—
Fixed income securities	344	—	344	—
Common/collective trusts
Bond funds	123,342	—	123,342	—
Domestic equity funds(a)	294,779	—	294,779	—
Mutual funds
Fixed income funds	242,119	242,119	—	—
Domestic equity funds(a)	133,170	133,170	—	—
International equity fund	369,192	369,192	—	—
Stable Value Fund
Fixed income funds	512,152	—	512,152	—
Common/collective trusts
Fixed income funds	149,948	—	149,948	—
Wrap agreements	2,903	—	—	2,903

Total	$3,274,068	$2,190,600	$1,080,565	$2,903

(a) During 2011, the Vanguard Employee Benefit Index Fund was changed from a mutual fund to a common/collective trust, resulting in a transfer of approximately $230 million from a Level 1 asset to a Level 2 asset of the fair value hierarchy.

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 financial instruments for the years ended December 31, 2012 and 2011:

(Thousands)	2012	2011
Balance, beginning of year	$2,903	$2,367
Net unrealized (losses) gains relating to instruments still held at the reporting date	(2,733)	536

Balance, end of year	$170	$2,903

Unrealized gains included in changes in fair value above are reported in the net appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits. There were no transfers in and/or out of the Plan’s Level 3 assets for the periods ended December 31, 2012 and 2011.

Valuation Techniques Used in the Fair Value Measurement of Financial Assets Carried at Fair Value

For the financial assets measured at fair value on a recurring basis (categorized in the valuation hierarchy table above), the Plan applies the following valuation techniques:

•	Money market funds are valued by the net asset value (the “NAV”), which represents the exit price.

•	Overnight investments are valued at the redemption price, which approximates fair value.

•

Investments in American Express Company common stock, other stock and active publicly traded equity securities are valued at the official closing price of U.S. public exchanges or, if there is no official closing price that day, at the last reported trade price at that date or the latest available date. These investments are classified in Level 1 of the fair value hierarchy.

•

Mutual funds held within the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission under the Investment Company Act of 1940. These investments are required to make publicly available the daily NAV of the fund and to transact at this price. Hence, open-end mutual

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

funds transact at quoted prices. In addition, the mutual funds held by the Plan are actively traded. These investments are classified within Level 1 of the fair value hierarchy.

•

Common/collective trusts are investment funds formed by the pooling of investments by institutional investors, such as a group of not necessarily affiliated pension or retirement plans, typically with the intention of achieving cost savings over similar investment options such as mutual funds. Common/collective trusts are similar to mutual funds, with a named investment manager and documented investment objective. These investments, however, are non-registered (with the SEC, unlike mutual funds which are registered) and participation is not open to the public. The NAV is measured by the custodian or investment manager as of the close of regular daily trading. These investments are classified within Level 2 of the fair value hierarchy. When measuring the fair value of such funds, the NAV, as provided by the fund sponsor, is corroborated with observable inputs provided by pricing services for the securities. In certain instances, NAVs may require adjustments to more appropriately reflect the fair value.

•

When quoted prices of identical investment securities in active markets are not available, the fair values for the Plan’s fixed income securities are obtained primarily from pricing services engaged by the Plan’s Trustee, and the Plan receives one price for each security. The fair values provided by the pricing service are estimated using pricing models, where the inputs to those models are based on observable market inputs or recent trades of similar securities. The inputs to the valuation techniques applied by the pricing service vary depending on the type of security being priced but are typically benchmark yields, benchmark security prices, credit spreads, prepayment speeds, reported trades, and broker-dealer quotes, all with reasonable levels of transparency. The pricing service did not apply any adjustments to the pricing models used. In addition, the Plan did not apply any adjustments to the prices received from the pricing services. The Plan reaffirms its understanding of the valuation techniques used by its pricing services at least annually. In addition, the Plan corroborates the prices provided by its pricing services for reasonableness by comparing the prices from the respective pricing services to valuations obtained from different pricing sources as well as comparing prices to the sale prices received from sold securities. In instances where price discrepancies are identified between different pricing sources, the Plan evaluates such discrepancies to ensure that the prices used for its valuation represent the fair value of the underlying investment securities. As of December 31, 2012, the Plan’s fixed income securities are classified within Level 2 of the fair value hierarchy.

•

Fully benefit-responsive investment contracts are valued at fair value within Level 2 of the fair value hierarchy, with an adjustment for contract value on the Statement of Net Assets Available for Benefits. Contract value represents the face amount of the contract plus interest at the contract rate. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan and the investment contract. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. Fair value for synthetic contracts is estimated based on the quoted market prices of the underlying fixed income securities. Wrap agreements are purchased to protect against the loss of value on the underlying fixed income securities. The wrap agreements are valued using a market approach methodology, which incorporates the difference between current market rates for agreement level wrap fees and the current wrap fee associated with the agreement. The adjustment to contract value represents the remaining difference between the combined fair value of underlying fixed income securities and the wrap agreements, versus the wrap agreement value. These wrap agreements are classified within Level 3 of the fair value hierarchy.

The fair values of these financial instruments are estimates based upon the market conditions and perceived risks as of December 31, 2012, and require management judgment. The Plan’s valuation techniques used to measure the fair value of its investments may produce fair values that may not be indicative of a future sale, or reflective of future fair values. The use of different techniques to determine the fair value of these types of investments could result in different estimates of fair value at the reporting date.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

4.	Investments

Investment Elections

The investment options available to participants are the SDA, the American Express Company Stock Fund and nine core investment funds (the “Core Investment Funds”), five of which are actively managed and four of which are index funds: The Stable Value Fund, The Diversified Bond Fund, The U.S. Large-Cap Equity Fund, The U.S. Small/Mid-Cap Equity Fund, The International Equity Fund, The Diversified Bond Index Fund, The U.S. Large-Cap Equity Index Fund, The U.S. Small/Mid-Cap Equity Index Fund, and The International Equity Index Fund. In addition, participants may elect to contribute to funds that invest in a mix of assets from the actively managed Core Investment Funds based on target retirement dates (the “Retirement Funds”). The balances of the Core Investment Funds in the financial statements include the amounts held in the Retirement Funds. A participant may currently elect to invest contributions in any combination of investment funds in increments of 1% and change investment elections for future contributions on any business day the New York Stock Exchange is open, with the exception of the SDA. The SDA requires a minimum initial balance of $1,000 before a participant can begin trading. Funds cannot be transferred directly from The Stable Value Fund to the SDA.

A brief description of the investments available to participants at December 31, 2012 is set forth below:

Core Investment Funds

Five of the Core Investment Funds are managed by multiple investment managers, and the other four are index funds, which currently invest in a single index fund. Each of the Core Investment Funds represents a broad asset class.

The Stable Value Fund

The Fund’s primary return source is the interest earned on diversified pools of U.S. government and agency fixed income securities together with book value wrap agreements issued by creditworthy insurance companies or banks. The book value wrap agreements provide that participants may withdraw their money from the Fund based on their initial deposits plus the accrued interest, without regard to the market value of the underlying fixed income securities. The strategy may also invest in collective investment funds that have substantially similar investment guidelines and underlying assets. This Fund is diversified by book value wrap issuer and by security type.

The average yield on investment contracts was 2.50% and 3.16% for December 31, 2012 and 2011, respectively. The weighted average crediting rates on investment contracts was 2.11% and 2.71% as of December 31, 2012 and 2011, respectively. The goal of this fund is to protect original investment while offering a competitive rate of interest with minimum risk.

The Diversified Bond Fund

The Fund’s current objective is to maximize interest income by investing in a portfolio of investment-grade debt securities and other fixed income instruments. The Fund is constructed to have risk characteristics comparable to those of the Barclays Capital U.S. Aggregate Bond Index TR. The Fund normally invests in U.S. Treasuries and agencies, asset-backed securities, mortgage-backed securities and investment-grade corporate bonds.

The Diversified Bond Index Fund

This Fund’s current objective is to maximize interest income by investing in a portfolio of investment-grade debt securities and other fixed income instruments by tracking the performance of a broad, market-weighted bond index. The Fund employs a “passive management,” or indexing, investment approach designed to track the performance of the Barclays Capital U.S. Aggregate Float Adjusted Bond Index. The Fund invests by sampling the index. It invests at least 80 percent of assets in bonds held in the index. The Fund maintains a dollar-weighted maturity consistent with that of the index, ranging between five and ten years.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

The U.S. Large-Cap Equity Fund

The goal of this fund is long-term capital appreciation by investing in large-capitalization stocks listed on major U.S. stock exchanges.

The U.S. Large-Cap Equity Index Fund

This Fund’s current objective is to provide long-term capital appreciation by investing in large-capitalization stocks listed on major U.S. stock exchanges by tracking the performance of a benchmark index that measures the investment return of large-capitalization stocks. The Fund attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the S&P 500 Index, which is a widely recognized benchmark of U.S. stock market performance that is dominated by the stocks of large U.S. companies.

The U.S. Small/Mid-Cap Equity Fund

The goal of this fund is long-term capital appreciation by investing primarily in small and medium sized companies’ stocks listed on major U.S. stock exchanges.

The U.S. Small/Mid-Cap Equity Index Fund

This Fund’s current objective is to provide long-term capital appreciation by investing primarily in small and medium sized companies’ stocks listed on major U.S. stock exchanges by tracking the performance of a benchmark index that measures the investment return of small- and mid-capitalization stocks. The Fund employs a “passive management” strategy designed to track the performance of the S&P Completion Index TR, a broadly diversified index of stocks of small- and medium-size U.S. companies. The Fund invests all, or substantially all, of its assets in stocks of its target index.

The International Equity Fund

The goal of this fund is to provide long-term capital appreciation from investments in non-U.S. stocks.

The International Equity Index Fund

This Fund’s current objective is to provide long-term capital appreciation from investments in non-U.S. stocks by tracking the performance of a benchmark index that measures the investment return of stocks of companies located in developed and emerging markets outside the United States. The Fund employs a “passive management” investment approach designed to track the performance of the Morgan Stanley Capital International All Country World Ex-U.S. Investable Market Index NR, an index designed to measure equity market performance in developed and emerging markets, excluding the United States. The Fund attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.

Retirement Funds

The current objective of each Retirement Fund is to provide the highest total return over time consistent with an emphasis on both capital growth and income. As each Fund approaches its maturity date, the allocation to fixed income increases to help preserve capital, generate income, and reduce risk. The Retirement Funds utilize a mix of the actively managed Core Investment Funds to provide a diversification of investments based on the expected number of years until the participant’s retirement.

American Express Company Stock Fund

The Fund invests primarily in the Company’s common stock, purchased in either the open market or directly from the Company, and in cash or short-term cash equivalents. The Plan Document requires that the Fund be offered as an investment option under the Plan.

Participants are only able to allocate 10% of their future contributions to the Fund. In addition, transfers of balances from other investment options into the Fund are only permitted to the extent the participant’s investment in the Fund after the transfer does not exceed 10% of the participant’s overall Plan balance.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

Self-Directed Brokerage Account (“SDA”)

The SDA gives participants the opportunity to invest in a wide variety of mutual funds in addition to the specific investment options listed earlier. Participants are provided a list of several thousand mutual funds from which to make choices and investment selections of their own design.

Additional Investment Details

As of December 31, 2012 and 2011, investments with a fair value representing 5% or more of the Plan’s net assets were as follows:

Description (Thousands)	2012	2011
American Express Company common stock	$572,593	$509,985
Vanguard Employee Benefit Index #528	386,349	310,141
PIMCO Total Return Fund	285,479	228,244

There were no other individual securities held within the Core Investment Funds or SDA that exceeded 5% of the Plan’s net assets as of December 31, 2012 or 2011.

As of December 31, 2012 and 2011, investment options with a fair value representing 5% or more of the Plan’s net assets were as follows:

Description (Thousands)	2012	2011
The U.S. Large-Cap Equity Fund	$1,028,012	$877,019
The Stable Value Fund	652,700	665,003
American Express Company Stock Fund	577,946	514,915
The International Equity Fund	456,597	362,363
The Diversified Bond Fund	441,074	351,586
The U.S. Small/Mid-Cap Equity Fund	379,451	329,888

During 2012, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated/(depreciated) in fair value as follows:

Description (Thousands)	2012
Common stocks	$256,444
Mutual funds	71,305
Common/collective trusts	85,310
Wrap agreements	(2,733)

Net appreciation in fair value of investments	$410,326

5.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will continue to occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

6.	Income Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service (the “IRS”) dated February 20, 2004, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and, therefore, the related trust is exempt from taxation. The Plan has been amended after the period covered by the determination letter. The Plan filed in November 2010 for an updated determination letter which is pending with the IRS. The Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan, as amended, is currently designed and being operated in compliance with the applicable requirements of the Code and, therefore believes that the Plan, as amended, is qualified, the related trust is tax-exempt and the Plan satisfies the requirements of Section 4975(e)(7) of the Code.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability, or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, the Plan is no longer subject to examination for tax years prior to 2005, which is the earliest open year for U.S. federal income tax purposes.

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2012 and 2011:

(Thousands)	2012	2011
Net assets available for benefits per the financial statements	$3,916,701	$3,404,838
Less: Loans deemed distributed	(1,230)	(1,430)

Net assets available for benefits per the Form 5500	$3,915,471	$3,403,408

The following is a reconciliation of withdrawal payments per the financial statements to Form 5500 for the year ended December 31, 2012:

(Thousands)	2012
Withdrawal payments per the financial statements	$305,263
Plus: Certain deemed distributions of participant loans	251
Less: Deemed loans offset by distributions	(474)

Withdrawal payments per the Form 5500	$305,040

The following is a reconciliation of interest on participant loans per the financial statements to Form 5500 for the year ended December 31, 2012:

(Thousands)	2012
Interest on notes receivable from participants per the financial statements	$3,499
Interest on deemed distributed loans	4

Interest on participant loans per the Form 5500	$3,503

Participant loans are deemed as distributions for Form 5500 reporting purposes when the event of default occurs. For financial statement reporting purposes, participant loans are deemed as distributions when the Form 1099 is issued and the event becomes taxable to the participant.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Notes to Financial Statements

8.	Related Party Transactions

Certain Plan investments are shares of American Express Company common stock and money market funds managed by the Plan’s Trustee. In addition, the Core Investment Funds may hold common stock and/or fixed income securities of the Plan’s Trustee/custodians. These transactions represent investments in related parties and, therefore, qualify as exempt party-in-interest transactions. The following table summarizes the Plan’s investment in related parties as of December 31, 2012 and 2011.

(Thousands)

Wells Fargo Advantage Heritage Money Market Fund	2012	2011

Balance, beginning of year	$23,170	$25,233

Purchases	525,056	512,208

Sales	(520,523)	(514,271)

Balance, end of year	$27,703	$23,170

American Express Company Common Stock	2012	2011

Balance, beginning of year	$509,985	$504,049

Realized gains	8,118	5,102

Unrealized gains	101,453	45,083

Purchases	8,238	10,553

Sales / Distributions	(55,201)	(54,802)

Balance, end of year	$572,593	$509,985

Wells Fargo and Company Common Stock	2012	2011

Balance, beginning of year	$1,307	$1,382

Realized gains / (losses)	3	(27)

Unrealized gains / (losses)	343	(146)

Purchases	4,822	370

Sales	(30)	(272)

Balance, end of year	$6,445	$1,307

SUPPLEMENTAL SCHEDULE

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost	(e) Current Value (in thousands)

	American Express Company Stock Fund
	Money Market
*	WELLS FARGO ADV HERITAGE MONEY MARKET FUND #3106	5,353		5,353
	Common Stock
*	AMERICAN EXPRESS COMPANY COMMON STOCK	9,962		572,593

	American Express Company Stock Fund Total			577,946

	Self Directed Account
	Cash Equivalents
	CASH EQUIVALENTS			16,376
	Common Stock
	COMMON STOCK			6,796
	Mutual Funds
	MUTUAL FUNDS			110,802

	Self Directed Account Total			133,974

	The Diversified Bond Index Fund
	Mutual Funds

	VANGUARD TOTAL BOND INDEX FUND I #222	2,393		26,543

	The International Equity Index Fund
	Mutual Funds

	VANGUARD TOTAL INTERNATIONAL STOCK INDEX	153		15,318

	The U.S. Large-Cap Equity Index Fund
	Mutual Funds

	VANGUARD EMPLOYEE BENEFIT INDEX #528	262		38,783

	The U.S. Small/Mid-Cap Equity Index Fund
	Mutual Funds

	VANGUARD EXTENDED MARKET INDEX FUND #856	543		24,922

	The Diversified Bond Fund
	Common/Collective Trusts
	LOOMIS SAYLES CORE FULL BOND FUND	9,470		155,595
	Mutual Funds
	PIMCO TOTAL RETURN FUND-INST #35	25,398		285,479

	The Diversified Bond Fund Total			441,074

	The U.S. Large-Cap Equity Fund
	Mutual Funds
	VANGUARD EMPLOYEE BENEFIT INDEX #528	2,351		347,566
	Money Market
*	WELLS FARGO ADV HERITAGE MONEY MARKET FUND #3106 (COLUMBIA)	5,573		5,572

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost	(e) Current Value (in thousands)

*	WELLS FARGO ADV HERITAGE MONEY MARKET FUND #3106 (SANDS)	936		936
	Fixed Income
	CEMEX S.A.B. de C.V. U.S. 3.750% 3/15/2018	531		603
	Common Stock
	ABB LTD - ADR	74		1,546
	ACCENTURE PLC	27		1,793
	ACE LIMITED	110		8,775
	ADT CORP/THE	35		1,610
	AFLAC INC	31		1,657
	AGILENT TECHNOLOGIES INC	61		2,479
	ALEXION PHARMACEUTICALS INC	110		10,311
	ALLERGAN INC	144		13,209
	ALLSTATE CORP	107		4,298
	ALTRIA GROUP INC	94		2,957
	AMAZON COM INC COM	95		23,833
	AMERICAN ELECTRIC POWER INC	22		934
	AMERICAN INTERNATIONAL GROUP, INC	16		550
	AMGEN INC	25		2,155
	ANADARKO PETROLEUM CORP	27		1,994
	APPLE INC	46		24,214
	ASTRAZENECA PLC ADR	39		1,832
	AT & T INC	227		7,656
	ATHENAHEALTH INC	44		3,225
	BIOMARIN PHARMACEUTICAL INC	105		5,166
	BLACKROCK INC	7		1,406
	BOEING CO	60		4,485
	BOSTON SCIENTIFIC CORP COM	166		953
	BP PLC - ADR	52		2,174
	BRISTOL MYERS SQUIBB CO	122		3,982
	C&J ENERGY SERVICES INC	33		700
	CAMERON INTL CORP	20		1,140
	CATERPILLAR INC	42		3,734
	CENTURYLINK, INC	105		4,117
	CERNER CORP COM	113		8,759
	CHEVRON CORP	57		6,163
	CHIPOTLE MEXICAN GRILL INC	32		9,370
	CISCO SYSTEMS INC	300		5,891
	CITIGROUP, INC.	150		5,919
	COACH INC	147		8,160
	COMCAST CORP CLASS A	68		2,528
	DEEMED REDEEMED ASML HOLDING NV	164		10,560
	DELL INC	122		1,239
	DELTA AIR LINES INC	93		1,099
	DEUTSCHE TELEKOM AG - ADR	133		1,511
	DOMINION RES INC VA	44		2,266
	DOW CHEMICAL CO	144		4,663

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost	(e) Current Value (in thousands)

	DU PONT E I DE NEMOURS & CO	42		1,900
	DUKE ENERGY HOLDING CORP. COM	22		1,379
	EATON CORP PLC	92		4,987
	EBAY INC	41		2,076
	ENBRIDGE INC	100		4,347
	ENDURANCE SPECIALTY HOLDINGS	21		837
	ENTERGY CORP NEW COM	25		1,571
	EQT CORPORATION	36		2,103
	EXXON MOBIL CORPORATION	33		2,871
	F5 NETWORKS INC	88		8,438
	FACEBOOK INC	317		6,724
	FIRSTENERGY CORP COM	33		1,369
	FMC TECHNOLOGIES INC	157		8,549
	FORD MOTOR COMPANY	468		6,058
	GENERAL ELECTRIC CO	373		7,839
	GOLDMAN SACHS GROUP INC	43		5,452
	GOOGLE INC	31		22,070
	HOME DEPOT INC	106		6,587
	HONEYWELL INTERNATIONAL INC	34		2,156
	HUBBELL INC CL B	26		2,193
	ILLINOIS TOOL WORKS INC	50		3,042
	INTEL CORP	160		3,292
	INTERCONTINENTALEXCHANGE INC	55		6,810
	INTERNATIONAL PAPER CO	48		1,896
	INTUITIVE SURGICAL INC	13		6,375
	JOHNSON & JOHNSON	81		5,652
	JPMORGAN CHASE & CO	227		9,981
	KELLOGG CO	30		1,670
	KIMBERLY CLARK CORP COM	38		3,224
	KOHLS CORP	34		1,457
	KRAFT FOODS GROUP INC	29		1,302
	LAS VEGAS SANDS CORP	165		7,616
	LOCKHEED MARTIN CORP	34		3,159
	LORILLARD INC	39		4,596
	MACY S INC	100		3,914
	MASTERCARD INC	13		6,500
	MCDONALDS CORP	51		4,477
	MERCK & CO INC NEW	184		7,520
	METLIFE INC	63		2,063
	MICROCHIP TECHNOLOGY INC COM	77		2,514
	MICROSOFT CORP	132		3,537
	MONDELEZ INTERNATIONAL INC	86		2,187
	MORGAN STANLEY	152		2,901
	MOSAIC CO/THE	58		3,262
	NATIONAL OILWELL INC COM	18		1,208
	NATIONAL OILWELL INC COM	109		7,450

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost	(e) Current Value (in thousands)

	NEWS CORP	78		1,987
	NEXTERA ENERGY INC	28		1,931
	NIKE INC CL B	176		9,082
	NOVARTIS AG - ADR	66		4,177
	NYSE EURONEXT INC	33		1,047
	OCCIDENTAL PETE CORP	37		2,844
	ORACLE CORPORATION	73		2,437
	PARKER HANNIFIN CORP	36		3,101
	PARTNERRE LTD COM	4		339
	PENTAIR, LTD.	17		817
	PEPSICO INC	31		2,152
	PFIZER INC	415		10,416
	PG&E CORP COM	51		2,062
	PHILIP MORRIS INTERNATIONAL INC	47		3,902
	PHILLIPS 66	26		1,375
	PIONEER NAT RES CO COM	21		2,270
	PPL CORPORATION	42		1,206
	PRAXAIR INC COM	83		9,084
	PRICELINE COM INC	16		9,926
	PROCTER & GAMBLE CO	69		4,665
	PROLOGIS INC	21		775
	QUALCOMM INC	173		10,702
	REGAL ENTERTAINMENT GROUP- CL A	103		1,439
	REGENERON PHARMACEUTICALS INC	44		7,527
	ROCHE HOLDINGS LTD - ADR	40		2,015
	ROYAL DUTCH SHELL PLC ADR	76		5,207
	SALESFORCE COM INC	130		21,853
	SCHLUMBERGER LTD	31		2,141
	SCHLUMBERGER LTD	143		9,910
	SEADRILL LIMITED	33		1,214
	SEMPRA ENERGY COM	41		2,885
	SOUTHWESTERN ENERGY CO COM	152		5,078
	STARBUCKS CORP COM	150		8,045
	SUNCOR ENERGY INC NEW F	50		1,646
	SYSCO CORP	29		931
	TARGET CORP	131		7,780
	TE CONNECTIVITY LTD	55		2,043
	TEVA PHARMACEUTICAL INDUSTRIES	22		836
	THE HERSHEY COMPANY	13		932
	THERMO FISHER SCIENTIFIC INC	47		2,983
	TIME WARNER INC	48		2,317
	TOTAL S.A. - ADR	18		954
	TRAVELERS COMPANIES, INC	43		3,105
	TYCO INTERNATIONAL LTD NEW	69		2,026
	UNILEVER N.V. - ADR	61		2,339
	UNION PACIFIC CORP	25		3,140

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost	(e) Current Value (in thousands)

	UNITED TECHNOLOGIES CORP	23		1,919
	UNITED CONTINENTAL HOLDINGS, INC.	102		2,377
	UNITEDHEALTH GROUP INC	121		6,541
	VALERO ENERGY CORP	39		1,331
	VERIZON COMMUNICATIONS	160		6,927
	VIACOM INC NEW	35		1,870
	VISA INC-CLASS A SHRS	161		24,404
	VODAFONE GROUP PLC NEW ADR	89		2,242
	WAL MART STORES INC	50		3,422
	WALT DISNEY CO	54		2,705
*	WELLS FARGO & CO	189		6,445
	WILLIAMS COS INC	24		773
	WINDSTREAM CORP	99		817
	XL GROUP PLC	351		8,795

	The U.S. Large-Cap Equity Fund Total			1,028,012

	The International Equity Fund
	Mutual Funds
	AMERICAN FUNDS EUROPACIFIC GROWTH R6 #2616	4,072		167,705
	DFA EMERGING MARKETS VALUE FUND #95	3,093		92,292
	DFA INTERNATIONAL SMALL CAP VALUE PORTFOLIO #66	2,906		46,438
	GMO INTERNATIONAL CORE EQUITY FUND III	5,269		150,162

	The International Equity Fund Total			456,597

	The U.S. Small/Mid-Cap Equity Fund
	Money Market
*	WELLS FARGO ADV HERITAGE MONEY MARKET FUND #3106 (BUCKHEAD)	4,276		4,276
*	WELLS FARGO ADV HERITAGE MONEY MARKET FUND #3106 (RAINER)	99		99
*	WELLS FARGO ADV HERITAGE MONEY MARKET FUND #3106 (TIMES CAP)	4,493		4,493
*	WELLS FARGO ADV HERITAGE MONEY MARKET FUND #3106 (WESTWOOD)	6,295		6,295
*	WELLS FARGO ADV HERITAGE MONEY MARKET FUND #3106 (WMC)	678		678
	Mutual Funds
	THL CREDIT INC	73		1,078
	Common Stock
	3D SYSTEMS CORPORATION	12		664
	AARON’S INC	36		1,014
	ACCO BRANDS CORP	104		760
	ACI WORLDWIDE INC	9		402
	ACUITY BRANDS (HOLDING COMPANY) INC	6		427
	ADTRAN INC	30		576
	ADVANCE AUTO PARTS INC	2		166
	ADVANCE AUTO PTS INC	11		803
	ADVISORY BRD CO	18		861

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost	(e) Current Value (in thousands)

	AERCAP HOLDINGS NV	80		1,093
	AFFILIATED MANAGERS GROUP, INC COM	6		789
	AGCO CORP COM	18		899
	AIRGAS INC COM	7		610
	AIRIAD PHARMACEUTICALS INC	21		412
	AKAMAI TECHNOLOGIES	19		779
	ALBANY INTL CORP NEW CL A	41		925
	ALEXANDRIA REAL ESTATE EQUITIES	24		1,629
	ALEXION PHARMACEUTICALS INC	4		372
	ALIGN TECHNOLOGY INC	23		644
	ALLEGHANY CORP DEL NEW	3		936
	ALLEGIANT TRAVEL CO	15		1,064
	ALLEGIANT TRAVEL CO	6		435
	ALLETE INC	4		170
	ALLIANCE DATA SYS CORP	14		2,056
	ALLSCRIPTS HEALTHCARE SOLUTIONS INC	10		94
	AMC NETWORKS INC	13		644
	AMDOCS LIMITED COM	32		1,088
	AMERI SOURCEBERGEN CORP	28		1,210
	AMERICAN CAMPUS CMNTYS INC	9		410
	AMERICAN WATER WORKS CO INC/NE	23		865
	AMSURG CORP	25		741
	ANNIE S INC	20		655
	APOLLO GLOBAL MANAGEMENT LLC	70		1,207
	APPROACH RESOURCES INC	2		50
	APTARGROUP INC COM	10		496
	ARBITRON INC	27		1,237
	ARES CAP CORP	43		758
	ARES CAP CORP	31		547
	ARIAD PHARMACEUTICALS INC	24		451
	ARRIS GROUP INC	76		1,135
	ASCENA RETAIL GROUP INC	43		800
	ASPEN INSURANCE HOLDINGS LTDSHS	57		1,838
	ASSURED GUARANTY LTD USD 1.0	30		423
	ATLAS AIR WORLDWIDE HLDGS INC	12		527
	ATMOS ENERGY CORP	16		544
	AVAGO TECHNOLOGIES LTD	26		809
	AVERY DENNISON CORP	16		559
	AXIS CAPITAL HOLDINGS LTD	46		1,607
	B/E AEROSPACE INC	37		1,843
	B/E AEROSPACE INC	24		1,173
	BALLY TECHNOLOGIES INC	21		952
	BANKUNITED INC	55		1,347
	BANNER CORP	10		304
	BELDEN INC	36		1,597

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost	(e) Current Value (in thousands)

	BERKLEY W R CORP	15		547
	BIO RAD LABS INC CL A	5		525
	BIO-REFERENCE LABS INC	11		316
	BLOUNT INTERNATIONAL INC	64		1,019
	BONANZA CREEK ENERGY INC	14		384
	BORG WARNER INC	19		1,389
	BRISTOW GROUP INC	9		504
	BROADRIDGE FINANCIAL SOLUTIONS	70		1,597
	BROOKDALE SR LIVING INC	35		874
	BROWN & BROWN INC	52		1,315
	CABOT MICROELECTRONICS CORP	23		799
	CAREFUSION CORP	70		1,992
	CARLISLE COS INC	33		1,939
	CARPENTER TECHNOLOGY CORP	21		1,104
	CARRIZO OIL & GAS INC	48		1,012
	CASEYS GEN STORES INC	13		680
	CATAMARAN CORP	13		627
	CATHAY BANCORP INC	46		892
	CATO CORP NEW CL A	36		998
	CAVIUM INC	18		566
	CBRE GROUP INC	42		834
	CEC ENTERTAINMENT INC COM	25		820
	CHARLES RIVER LABORATORIES	32		1,184
	CHICAGO BRIDGE & IRON COMPANY N.V.	24		1,116
	CHILDRENS PL RETAIL STORES INC COM	28		1,236
	CHOICE HOTELS INTL INC COM	8		262
	CHURCH & DWIGHT INC	9		508
	CIT GROUP INC	16		610
	CITRIX SYS INC COM	11		708
	CLARCOR INC	23		1,113
	CLEAN HARBORS INC	39		2,123
	CLOUD PEAK ENERGY INC	41		785
	CMS ENERGY CORP	49		1,195
	COHERENT INC	10		501
	COINSTAR COM	35		1,830
	COLFAX CORPORATION	45		1,832
	COMERICA INC	18		531
	COMMVAULT SYSTEMS INC	12		801
	COMMVAULT SYSTEMS INC	6		397
	CONSOL ENERGY INC	27		870
	CON-WAY INC COM	32		899
	COOPER COS INC COM NEW	9		804
	CORPORATE EXECUTIVE BOARD CO	37		1,770
	CORRECTIONS CORP OF AMER	16		582
	COSTAR GROUP, INC	18		1,644
	CUBESMART	17		246

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost	(e) Current Value (in thousands)

	CUBIC CORP	10		461
	CUBIST PHARMACEUTICALS INC	15		636
	DAVITA HEALTHCARE PARTNERS INC	13		1,415
	DAVITA HEALTHCARE PARTNERS INC	2		244
	DELEK US HLDGS INC	17		427
	DELTIC TIMBER CORP COM	11		742
	DENBURY RESOURCES	53		854
	DENTSPLY INTERNATIONAL	20		792
	DIAMONDROCK HOSPITALITY	93		835
	DIAMONDROCK HOSPITALITY	48		428
	DICKS SPORTING GOODS INC	12		568
	DIEBOLD INC	19		594
	DIGITAL REALTY TRUST	13		876
	DILLARDS INC CL A	7		561
	DR PEPPER SNAPPLE GROUP	22		985
	DRIL-QUIP INC COM	11		767
	DSW INC	7		488
	DUNKIN BRANDS GROUP INC	26		863
	DUNKIN BRANDS GROUP INC	16		519
	DYCOM INDUSTRIES INC	44		863
	EAST WEST BANCORP COM	24		510
	EAST WEST BANCORP COM	75		1,612
	EASTMAN CHEMICAL CO	17		1,130
	EDWARDS LIFESCIENCES CORP	8		688
	ELIZABETH ARDEN INC	9		399
	ENERGY XXI (BERMUDA) LTD	39		1,256
	ENSCO PLC-CL A	6		361
	EQUIFAX INC	31		1,694
	ESCO TECHNOLOGIES INC	22		827
	ESTERLINE CORP	5		310
	EURONET WORLDWIDE INC.	27		648
	EVERCORE PARTNERS INC	22		677
	EZCORP INC	34		682
	F5 NETWORKS INC	9		829
	FABRINET	24		311
	FAMILY DLR STORES INC	12		780
	FIFTH THIRD BANCORP	55		842
	FINISH LINE INCE CL A	26		486
	FIRST MIDWEST BANCORP INC DEL	61		768
	FIRST NIAGARA FINL GROUP INC NEW	64		504
	FIRST FINANCIAL BANCORP	91		1,332
	FIRST HORIZON NATL CORP	108		1,070
	FIRST REPUBLIC BANK/SAN FRANCI	6		195
	FLEETCOR TECHNOLOGIES INC	18		988
	FLEETCOR TECHNOLOGIES INC	28		1,508
	FLOWERS FOODS INC	17		393

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost	(e) Current Value (in thousands)

	FLOWSERVE CORP COM	7		998
	FLUOR CORP NEW	11		651
	FOOT LOCKER INC	20		630
	FORRESTER RESEARCH INC COM	16		431
	FORTINET INC	35		730
	FORTUNE BRANDS HOME & SECURITY	38		1,112
	FORUM ENERGY TECHNOLOGIES INC	23		579
	FOSTER WHEELER AG	39		951
	FREDS INC CL A	47		624
	FRESH DEL MONTE PRODUCE	43		1,124
	FRESH MARKET INC/THE	11		509
	FULTON FIN CORP	40		382
	FUSION-10 INC	20		450
	G & K SVCS INC CL A	24		803
	GARDNER DENVER INC COMMON STOCK	12		795
	GARMIN LTD	26		1,068
	GATX CORP	22		961
	GENESEE & WYOMING INC-CL A	28		2,130
	GENESEE & WYOMING INC-CL A	9		663
	GENESSE & WYOMING INC-CL A	8		601
	GLACIER BANCORP INC MONTANA	21		311
	GLACIER BANCORP INC MONTANA	8		116
	GLOBAL PMTS INC W/I	24		1,083
	GLOBAL PMTS INC W/I	25		1,152
	GLOBAL PMTS INC W/I	48		2,161
	GNC HOLDINGS INC	32		1,078
	GNC HOLDINGS INC	23		763
	GOLUB CAPITAL BDC INC	23		369
	GRACO INC	18		917
	GRAND CANYON EDUCATION INC	36		833
	GREENHILL & CO INC	10		502
	GREIF INC-CL A	10		441
	GROUP 1 AUTOMOTIVE INC	7		462
	HAEMONETICS CORP MASS	25		1,021
	HAEMONETICS CORP MASS	6		229
	HALCON RESOURCES CORPORATION	28		196
	HANCOCK HOLDING CO	13		412
	HANESBRANDS INC	30		1,060
	HANOVER INS GROUP INC	22		869
	HCC INS HLDGS INC COM	41		1,533
	HCC INS HLDGS INC COM	46		1,704
	HEALTHCARE SVCS GROUP INC	17		403
	HEARTWARE INTERNATIONAL INC	1		42
	HELEN OF TROY LIMITED	15		498
	HENRY JACK & ASSOC INC COM	50		1,951
	HENRY JACK & ASSOC INC COM	21		828

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost	(e) Current Value (in thousands)

	HERBALIFE LTD	8		264
	HERBALIFE LTD	17		553
	HILL ROM HLDGS	17		472
	HITTITE MICROWAVE CORP	4		246
	HMS HLDGS CORP	40		1,029
	HOLOGIC INC COM	80		1,603
	HOLOGIC INC COM	48		966
	HOME BANCSHARES INC/CONWAYAR	13		432
	HOMEAWAY INC	47		1,030
	HUBBEL INC	23		1,930
	HURON CONSULTING GROUP INC	23		775
	IBERIABANK CORP	17		826
	ICON PLC - ADR	48		1,330
	IHS INC	10		960
	ILLUMINA INC	20		1,108
	INCYTE CORPORATION, INC	21		354
	INFORMATICA CORP	38		1,137
	INNOSPEC INC	17		597
	INTERNATIONAL BANCSHARES CRP	42		758
	INVESCO LIMITED	41		1,061
	ITC HOLDINGS CORP	5		391
	IXIA	26		439
	J2 GLOBAL INC	61		1,860
	JABIL CIRCUIT INC	58		1,110
	JARDEN CORP	23		1,194
	JAZZ PHARMACEUTICALS INC	9		505
	JM SMUCKER CO	18		1,587
	JONES LANG LASALLE INC	11		923
	JONES LANG LASALLE INC	16		1,354
	JOS A BANK CLOTHIERS INC	20		852
	KELLY SERVICES INC	73		1,153
	KIRBY CORP	16		959
	KLA-TENCOR CORP	16		759
	KOPPERS HLDGS INC	12		443
	LAM RESEARCH CORP COM	22		777
	LAREDO PETROLEUM HOLDINGS IN	31		558
	LASALLE HOTEL PROPERTIES COM	39		981
	LAZARD LTD	56		1,671
	LA-Z-BOY LASALLE INC	26		371
	LEAR CORP	33		1,560
	LKQ CORP	37		789
	LPG PHOTONICS CORP	4		249
	LSI CORPORATION	152		1,078
	MACK CALI RLTY CORP COM	14		371
	MAGELLAN HEALTH SERVICES INC	16		769
	MANITOWOC INC	45		698

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost	(e) Current Value (in thousands)

	MANPOWER INC WIS	30		1,286
	MATTHEWS INTL CORP	25		799
	MAXIM INTEGRATED PRODS INC	29		846
	MAXIMUS INC COM	14		891
	MB FINANCIAL BANK	25		490
	MCGRATH RENTCORP	3		76
	MEDNAX INC	21		1,638
	MEDNAX INC	16		1,241
	MICHAEL KORS HOLDINGS LTD	11		552
	MICROS SYSTEMS INC	28		1,167
	MICROS SYSTEMS INC	13		549
	MICROSEMI CORP COM	53		1,113
	MIDDLEBY CORP	2		222
	MOHAWK INDUSTRIES INC	1		62
	MOLSON COORS BREWING CO	18		762
	MRC GLOBAL INC	45		1,239
	MTS SYS CORP	14		723
	MUELLER INDS INC	21		1,061
	NASDAQ OMX GRP INC	67		1,684
	NEUSTAR INC	26		1,090
	NEW JERSEY RES CORP	6		226
	NEWELL RUBBERMAID INC	32		705
	NICE SYSTEMS LTD - ADR	35		1,172
	NICE SYSTEMS LTD - ADR	14		477
	NISOURCE INC	26		647
	NORDSTROM INC	14		753
	NORTHWEST BANCSHARES INC/MD	68		828
	NU SKIN ENTERPRISES	16		590
	NVIDIA CORP	119		1,461
	OCEANEERING INTL INC	8		441
	OCEANEERING INTL INC	12		661
	OCH-ZIFF CAPITAL MANAGEMENT GR	119		1,131
	OCWEN FINL CORP NEW	25		862
	OIL STATES INTERNATIONAL INC	11		750
	OLD NATL BANCORP	13		158
	OLD REP INTL CORP	52		554
	OM SEMI CONDUCTOR CORP	159		1,121
	ONYX PHARMACEUTICALS INC	9		664
	ORBITAL SCIENCES CORP	50		688
	ORTHOFIX INTL N V	14		534
	ORTHOFIX INTL N V	13		492
	PACKAGING CORP OF AMERICA	48		1,838
	PDC ENERGY INC	23		773
	PDC ENERGY INC	20		660
	PENN VIRGINIA CORP	20		88
	PERKINELMER, INC	8		242

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost	(e) Current Value (in thousands)

	PERRIGO CO	7		699
	PETSMART INC COM	11		745
	PINNACLE FINL PARTNERS INC	21		390
	PLAINS EXPL & PRODTN CO	11		498
	PLATINUM UNDERWRITERS HLDGS	14		635
	POST HOLDINGS INC	12		396
	POTLATCH HLDGS INC	21		803
	POTLATCH HLDGS INC	17		682
	PREMIERE GLOBAL SERVICES	95		926
	PRESTIGE BRANDS HLDS INC	11		229
	PRIMERICA INC	26		786
	PRIVATEBANCORPINC	50		766
	PROASSURANCE CORPORATION	30		1,266
	PROGRESSIVE WASTE SOLUTIONS LTD	36		771
	PULTE GRP INC	33		607
	QLIK TECHNOLOGIES INC	60		1,303
	QUANEX BUILDING PRODUCTS	45		918
	QUANTA SVCS INC COM	27		743
	RALCORP HOLDINGS INC NEW COM	9		808
	RAYMOND JAMES FINL INC	36		1,380
	RAYMOND JAMES FINL INC	31		1,183
	RED HAT INC	10		527
	REGAL BELOIT CORP	15		1,057
	REINSURANCE GROUP AMERICA CLASS A	17		926
	RENAISSANCERE HOLDINGS COM	26		2,072
	REPUBLIC SVCS INC	20		591
	REX ENERGY CORP	93		1,208
	REXNORD CORP	44		929
	RIVERBED TECHNOLOGY	27		534
	ROBERT HALF INTL INC	42		1,343
	ROCK-TENN CO CL A	21		1,480
	ROCK-TENN CO CL A	12		839
	ROCKWELL AUTOMATION INC	13		1,052
	ROVI CORPORATION	53		816
	ROWAN COMPANIES PLC	28		888
	RPM INTERNATIONAL INC	64		1,879
	SAFETY INS GROUP INC	15		702
	SAFEWAY INC NEW	48		864
	SALIX PHARMACEUTICALS LTD	11		431
	SALIX PHARMACEUTICALS LTD	21		830
	SALLY BEAUTY CO INC	49		1,155
	SBA COMMUNICATIONS CORP	14		1,009
	SBA COMMUNICATIONS CORP	47		3,336
	SEACOR HOLDINGS INC	9		779
	SEATTLE GENETICS INC	21		481
	SELECT COMFORT CORPORATION	47		1,237

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost	(e) Current Value (in thousands)

	SEMTECH CORP COM	37		1,083
	SENSIENT TECHNOLOGIES CORP	10		357
	SENSIENT TECHNOLOGIES CORP	11		402
	SIGNATURE BANK	3		243
	SIGNET JEWELERS LIMITED	10		547
	SIGNET JEWELERS LIMITED	32		1,698
	SIMPSON MFG INC COM	26		866
	SIRONA DENTAL SYSTEMS INC	10		667
	SIRONA DENTAL SYSTEMS INC	15		967
	SMITH A O CORP CL B	12		732
	SODASTREAM INTERNATIONAL LTD	20		878
	SOLARWINDS INC	20		1,039
	SOLERA HOLDINGS INC	40		2,160
	STAGE STORES INC	32		793
	STERICYCLE INC COM	9		840
	STERIS CORP COM	16		570
	STRATEGIC HOTELS & RESORTS INC	51		328
	SVB FINL GROUP	15		828
	SYKES ENTERPRISES INC	56		845
	SYNNEX CORP	37		1,269
	TCF FINANCIAL	36		439
	TEAM HEALTH HOLDINGS INC	42		1,220
	TELETECH HOLDINGS INC	61		1,091
	TELLABS OPERATIONS, INC	208		474
	TENNECO INC	25		874
	TERADYNE INC	35		591
	TEXAS CAP BANCSHARES INC	25		1,105
	TIDEWATER INC	37		1,650
	TIMKEN CO	45		2,157
	TITAN INTERNATIONAL INC COM	50		1,076
*	TOWERS WATSON COMPANY	24		1,368
*	TOWERS WATSON COMPANY CLASS A	13		755
	TRANSDIGM GROUP INC	11		1,432
	TREX COMPANY INC	22		804
	TRIANGLE CAPITAL CORP	17		431
	TRIMAS CORP	21		594
	TRIMBLE NAV LTD	19		1,140
	TRIMBLE NAV LTD	14		843
	TRINITY INDS INC	25		903
	TRIPADVISOR INC	13		564
	TRIUMPH GROUP INC NEW COM	20		1,294
	TRUEBLUE INC	14		224
	TUPPERWARE BRANDS CORPORATION	32		2,038
	TUPPERWARE BRANDS CORPORATION	7		445
	TW TELECOM INC	20		505
	UGI CORP NEW COM	21		674

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost	(e) Current Value (in thousands)

	ULTIMATE SOFTWARE GROUP INC	14		1,322
	ULTRA PETROLEUM CORP	69		1,255
	UMB FINL CORP COM	13		590
	UNDER ARMOUR INC	14		703
	UNITED NAT FOODS INC	22		1,158
	UNITED RENTAL INC COM	44		1,981
	UNITED STATIONERS INC COM	37		1,148
	UNS ENERGY CORPORATION	13		534
	UNUM GROUP	53		1,108
	UTI WORLDWIDE INC	66		878
	UTI WORLDWIDE INC	32		426
	VALMONT INDS INC	6		804
	VALSPAR CORP	15		906
	VALUECLICK INC	43		827
	VANGUARD HEALTH SYSTEMS INC	37		450
	VANTIV INC	24		499
	VANTIV INC	42		862
	VERIFONE SYSTEMS, INC	27		803
	VISHAY INTERCHNOLOGY INC	57		608
	VOLCANO CORP	25		590
	WABCO HOLDINGS INC	20		1,317
	WABTEC CORP	8		724
	WATSCO INC CL A	10		749
	WATSON PHARMACEUTICALS INC COM	9		797
	WATTS WATER TECHNOLOGIES INC	30		1,281
	WEBSENSE INC	25		382
	WEBSTER FINL CORP WATERBURY CONN	40		818
	WEIGHT WATCHERS INTL INC	14		728
	WESCO INTL INC	20		1,342
	WESTAMERICA BANCORPORATION	5		226
	WESTAR ENERGY INC	16		467
	WESTERN DIGITAL CORP	20		846
	WEX INC	28		2,133
	WGL HOLDINGS INC	10		408
	WHITE MOUNTAINS INSURANCE GROUP INC	1		603
	WHITEWAVE FOODS CO	25		396
	WHITEWAVE FOODS CO	46		707
	WHITING PETE CORP NEW	22		954
	WHITING PETE CORP NEW	8		338
	WILEY JOHN & SONS INC	22		837
	WINTRUST FINANCIAL CORP	30		1,089
	WINTRUST FINANCIAL CORP	32		1,160
	WMS INDS CORP	8		143
	WNS HOLDINGS LTD ADR	76		792
	WOODWARD INC.	28		1,083
	ZEBRA TECHNOLOGIES CORP CL A	14		558

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost	(e) Current Value (in thousands)

	ZIONS BANCORP	44		935
	ZIONS BANCORP	28		605

	The U.S. Small/Mid-Cap Equity Fund Total			379,451

	The Stable Value Fund
	Fixed Income Obligations
	FFCB, 00.225% 06/22/2015	10,000		9,997
	FFCB, 00.234% 10/26/2015	6,600		6,596
	FFCB, 00.270% 03/04/2015	8,700		8,708
	FFCB, 00.304% 07/15/2016	2,260		2,254
	FGOLD 15YR 3.5%	416		437
	FGOLD 15YR 3.5%	38		40
	FGOLD 15YR 4%	4,937		5,220
	FGOLD 30YR 6%	416		449
	FGOLD 15YR 3%	1,977		2,079
	FGOLD 15YR 3%	7,383		7,764
	FGOLD 15YR 3%	2,320		2,449
	FGOLD 15YR 3%	2,718		2,856
	FGOLD 15YR 3%	4,338		4,561
	FGOLD 15YR 3%	7,551		7,941
	FGOLD 15YR 3.5%	373		392
	FGOLD 15YR 3.5%	118		124
	FGOLD 15YR 3.5%	2,515		2,644
	FGOLD 15YR 3.5%	410		431
	FGOLD 15YR 3.5%	631		664
	FGOLD 15YR 3.5%	746		785
	FGOLD 15YR 3.5%	431		453
	FGOLD 15YR 3.5%	3,166		3,329
	FGOLD 15YR 3.5%	9,395		9,879
	FGOLD 15YR 3.5%	4,000		4,206
	FGOLD 15YR 3.5%	1,092		1,148
	FGOLD 15YR 3.5%	510		536
	FGOLD 15YR 3.5%	3,255		3,423
	FGOLD 15YR 4%	10,258		10,848
	FGOLD 15YR 5%	178		192
	FGOLD 15YR 5%	193		207
	FGOLD 15YR 5.5%	235		253
	FGOLD 15YR 5.5%	86		93
	FGOLD 15YR 5.5%	253		275
	FGOLD 15YR GIANT 3%	2,448		2,584
	FGOLD 15YR GIANT 3%	2,950		3,102
	FGOLD 15YR GIANT 3.5%	49		52
	FGOLD 15YR GIANT 3.5%	5,150		5,415
	FGOLD 15YR GIANT 3.5%	2,741		2,882
	FGOLD 15YR GIANT 4%	433		458
	FGOLD 15YR TBA(REG B) 3%	14,099		14,804

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost	(e) Current Value (in thousands)

	FGOLD 30YR 7%	111		128
	FGOLD 30YR 7%	53		62
	FHLMC 10/1 HYBRID ARM 5.113%	66		70
	FHLMC 5/1 HYBRID ARM 2.537%	594		633
	FHLMC 5/1 HYBRID ARM 2.563%	504		538
	FHLMC 5/1 HYBRID ARM 3.006%	300		314
	FHLMC 5/1 HYBRID ARM 3.17%	286		306
	FHLMC 5/1 HYBRID ARM 6.026%	279		298
	FHLMC 7/1 HYBRID ARM 2.828%	840		894
	FHLMC, 01.000% 07/28/2017	15,400		15,555
	FHLMC_06-K1 5.651%	3,327		3,713
	FHLMC_10-K8 2.746%	2,131		2,273
	FHLMC_2843 5%	9		9
	FHLMC_2907 4.5%	152		158
	FHLMC_3812 2.75%	2,675		2,762
	FHLMC_K701 2.776%	1,595		1,670
	FNMA 10YR 5%	139		145
	FNMA 10YR 5%	35		37
	FNMA 10YR 5%	237		257
	FNMA 10YR 5%	10		11
	FNMA 10YR 5%	399		433
	FNMA 10YR 5%	818		887
	FNMA 10YR 5%	331		359
	FNMA 10YR 5%	96		104
	FNMA 10YR 5%	295		320
	FNMA 10YR 5%	501		543
	FNMA 10YR DUS 4.81%	2,013		2,189
	FNMA 15YR 3.5%	236		250
	FNMA 15YR 3.5%	104		110
	FNMA 15YR 3.5%	4,044		4,293
	FNMA 15YR 4%	2,850		3,054
	FNMA 15YR 4.5%	222		239
	FNMA 15YR 4.5%	116		125
	FNMA 15YR 4.5%	27		29
	FNMA 15YR 5%	174		192
	FNMA 15YR 5%	311		341
	FNMA 15YR 5%	825		897
	FNMA 15YR 5%	157		170
	FNMA 15YR 5%	728		792
	FNMA 15YR 5%	3		3
	FNMA 15YR 5%	520		563
	FNMA 15YR 5.5%	118		127
	FNMA 15YR 5.5%	44		48
	FNMA 15YR 5.5%	314		338
	FNMA 15YR 5.5%	178		191
	FNMA 15YR 5.5%	341		368

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost	(e) Current Value (in thousands)

	FNMA 15YR 6%	22		24
	FNMA 15YR 6%	119		127
	FNMA 15YR 6%	828		914
	FNMA 15YR 7%	18		18
	FNMA 15YR 7%	34		35
	FNMA 15YR 7.5%	20		21
	FNMA 15YR TBA(REG B) 3%	3,930		4,148
	FNMA 30YR 6%	221		243
	FNMA 30YR 6%	628		702
	FNMA 30YR 6%	513		575
	FNMA 30YR 6.5%	219		248
	FNMA 30YR 6.5%	338		383
	FNMA 30YR 6.5%	94		107
	FNMA 30YR 6.5%	135		157
	FNMA 30YR 6.5%	53		61
	FNMA 30YR 7%	51		61
	FNMA 30YR 7%	557		665
	FNMA 30YR 7%	656		783
	FNMA 30YR 7%	644		742
	FNMA 30YR 7.5%	150		184
	FNMA 10/1 HYBRID ARM 4.671%	77		82
	FNMA 10/1 HYBRID ARM 4.775%	235		250
	FNMA 10/1 HYBRID ARM 4.836%	84		89
	FNMA 10/1 HYBRID ARM 4.967%	209		216
	FNMA 10/1 HYBRID ARM 5.043%	679		730
	FNMA 10/1 HYBRID ARM 5.063%	280		302
	FNMA 10/1 HYBRID ARM 5.064%	249		268
	FNMA 10/1 HYBRID ARM 5.108%	215		232
	FNMA 10/1 HYBRID ARM 5.109%	675		718
	FNMA 10/1 HYBRID ARM 5.202%	259		273
	FNMA 10/1 HYBRID ARM 5.295%	265		281
	FNMA 10/1 HYBRID ARM 5.428%	57		60
	FNMA 10/1 HYBRID ARM 5.481%	164		177
	FNMA 10/1 HYBRID ARM 5.667%	121		130
	FNMA 10/1 HYBRID ARM 5.728%	419		456
	FNMA 10YR 3.5%	874		927
	FNMA 10YR 5%	65		71
	FNMA 10YR DUS 5.16%	2,261		2,511
	FNMA 10YR DUS 5.709%	1,413		1,591
	FNMA 15YR 3.5%	88		94
	FNMA 15YR 3.5%	591		627
	FNMA 15YR 4.5%	339		367
	FNMA 15YR 4.5%	616		665
	FNMA 15YR 4.5%	1,163		1,252
	FNMA 15YR 5%	54		58
	FNMA 15YR 5.5%	2		2

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost	(e) Current Value (in thousands)

	FNMA 15YR 5.5%	404		438
	FNMA 30YR 6.5%	594		668
	FNMA 5/1 HYBRID ARM 1.408%	516		534
	FNMA 5/1 HYBRID ARM 2.821%	565		610
	FNMA 5YR DUS 4.288%	4,576		4,752
	FNMA 7/1 HYBRID ARM 2.166%	320		333
	FNMA 7/1 HYBRID ARM 2.453%	184		195
	FNMA 7/1 HYBRID ARM 2.514%	193		201
	FNMA 7/1 HYBRID ARM 2.54%	259		275
	FNMA 7/1 HYBRID ARM 2.542%	363		383
	FNMA 7/1 HYBRID ARM 5.039%	159		165
	FNMA 7/1 HYBRID ARM 5.268%	256		272
	FNMA 7/1 HYBRID ARM 5.725%	375		396
	FNMA 7/1 HYBRID ARM 5.782%	325		339
	FNMA 7/1 HYBRID ARM 5.832%	219		237
	FNMA 7/1 HYBRID ARM 5.866%	95		98
	FNMA 7/1 HYBRID ARM 5.886%	139		147
	FNMA_03-W11 3.32465%	5		5
	FNMA_03-W19 5.29%	441		452
	FNMA_04-60 5.5%	482		518
	FNMA_09-37 4%	1,840		1,935
	FNMA_10-87 4%	1,176		1,205
	FNMA_11-15 5.5%	2,427		2,618
	FNMA_11-16 3.5%	675		708
	FNMA_11-55 3%	3,900		4,092
	FNMA_12-31 1.75%	6,432		6,524
	FSPC_T-13 6.085%	15		16
	GNMA_09-63 3.4%	1,618		1,676
	GNMA_09-71 3.304%	1,976		2,040
	GNMA_10-100 2.3514%	291		292
	GNMA_10-122 1.897%	1,574		1,594
	GNMA_10-122 3.772%	883		914
	GNMA_10-124 3.848%	517		533
	GNMA_10-141 1.864012%	1,138		1,152
	GNMA_10-16 2.676%	1,938		1,966
	GNMA_10-16 3.214%	1,779		1,867
	GNMA_10-18 3.1%	2,445		2,553
	GNMA_10-22 2.22933%	553		557
	GNMA_10-36 2.95%	672		677
	GNMA_10-49 2.87%	772		790
	GNMA_10-52 2.94%	803		809
	GNMA_10-74 2.629%	1,954		1,999
	GNMA_10-83 2.021427%	3,282		3,312
	GNMA_11-143 3.97418%	1,374		1,438
	GNMA_11-161 1.738%	2,551		2,596
	GNMA_12-142 1.105%	1,756		1,769

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost	(e) Current Value (in thousands)

	GNMA_12-55 1.75%	1,946		1,991
	GNMA_12-86 1.55817%	1,779		1,805
	NCUA GUARANTEED NOTES, 00.226% 06/12/2013	2,785		2,785
	PRIVATE EXPORT FUNDING CO, 03.050% 10/15/2014	3,425		3,583
	PRIVATE EXPORT FUNDING CO, 05.450% 09/15/2017	1,920		2,321
	TREASURY NOTE, 01.000% 08/31/2019	49,000		48,713
	TREASURY NOTE, 01.250% 10/31/2015	10,000		10,255
	US TII .50 04/15/15 (TIPS)	2,520		2,807
	US TII 1.25 04/15/14 (TIPS)	6,785		7,648
	Met Life Separate Account Contract	657		65,919
	Common/Collective Trusts
	COLUMBIA TRUST GOV MONEY MKT FUND	27,038		27,038
	CT Short Term Conservative Govt Bond Fund	9,416		94,910
	RVST US Stable Capital Fund I	1,823		48,199
	ATC Collective Funds Income - RVST Government Income Fund	1,029		77,951

	The Stable Value Fund, Excluding Wrap Agreements Total			652,530

	Wrap Agreements
	BANK OF AMERICA - #01-132, MATURES 12/31/50, 4.10%			36
	MONUMENT LIFE II - #MDA00633TR, MATURES 12/31/50, 4.11%			11
	MONUMENT LIFE V - #MDS00375TR, MATURES 12/31/50, 4.08%			19
	NATIXIS - # 1025-06, MATURES 12/31/50, 4.04%			28
	PACIFIC LIFE - # 26755, MATURES 12/31/50, 4.00%			38
	RBC I - #10903, MATURES 12/31/50, 4.02%			19
	RBC II - #20903, MATURES 12/31/50, 4.50%			19

	Wrap Agreements Total			170

	Total Investments, at Fair Value			3,775,320

	Adjustment from Fair Value to Contract Value
	BANK OF AMERICA - #01-132, MATURES 12/31/50, 4.10%			(1,560)
	JP MORGAN CHASE I - #AISP01, MATURES 12/31/50, 4.24%			(2,055)
	MET LIFE - #28972, MATURES 12/31/50, 3.98%			(1,833)
	Met LIFE (SA) - #32745			(1,724)
	MONUMENT LIFE II - #MDA00633TR, MATURES 12/31/50, 4.11%			(639)
	MONUMENT LIFE V - #MDS00375TR, MATURES 12/31/50, 4.08%			(2,750)
	NATIXIS - # 1025-06, MATURES 12/31/50, 4.04%			(1,248)
	PACIFIC LIFE - # 26755, MATURES 12/31/50, 4.00%			(1,635)
	RBC I - #10903, MATURES 12/31/50, 4.02%			(837)
	RBC II - #20903, MATURES 12/31/50, 4.50%			(1,933)

	Adjustment from Fair Value to Contract Value Total			(16,214)

*	Indicates party-in-interest

EIN 13-4922250

Plan #: 002

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount (in thousands)	(d) Cost	(e) Current Value (in thousands)

	Investment Total as of 12/31/2012			3,759,106

*	Loans to Participants
	Various Loans - 3.25% through 9.50% due through September 2041			101,139

	Loans to Participants Total			101,139

*	Indicates party-in-interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Date: June 28, 2013	By	/s/ Valeria Christensen
Valeria Christensen
Employee Benefits Administration
Committee

EXHIBIT INDEX

Exhibit Number	Description	How Filed

23.1	Consent of Independent Registered Public Accounting Firm – PricewaterhouseCoopers LLP	Electronically filed herewith

E-1